FAIRBORNE ENERGY TRUST


06013715

May 11, 2006


SEC MAIL PROCESSING
RECEIVED
MAY 22 2006
WASH. D.C. 185 SECTION

SUPPL

United States Securities and Exchange Commission
450 – 5th Street NW
Washington, DC 20549

To Whom It May Concern:

As part of our exemption pursuant to Rule 12g3-2(B) I am attaching Fairborne Energy Trust's, file #82-34863, latest filings with SEDAR part of the Canadian Securities Administration.

If you have any questions or need anything further please contact me Marci Morton at (403) 290-3221.

Regards

FAIRBORNE ENERGY TRUST

PROCESSED
MAY 25 2006
THOMSON FINANCIAL

Marci Morton
Executive Assistant & Office Manager

Main: (403) 290-7750 • Fax: (403) 290-7751 3400, 450 - 1st Street SW Calgary, AB Canada T2P 5H1

Management's Discussion and Analysis

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") was prepared at, and is dated, May 8, 2006. This MD&A is provided by the management of Fairborne Energy Trust ("Fairborne" or the "Trust") to review first quarter 2006 activities and results as compared to the previous year, and should be read in conjunction with the unaudited interim consolidated financial statements including notes for the three months ended March 31, 2006 and audited consolidated financial statements including notes for the year ended December 31, 2005 and 2004. Additional information relating to Fairborne, including Fairborne's annual information form, is available on SEDAR at www.sedar.com.

Nature of Business: *Fairborne Energy Ltd. was incorporated as a private company and commenced active operations in June, 2002. In 2003, Fairborne Energy Ltd. became a publicly traded company. Effective June 1, 2005, Fairborne Energy Ltd. was reorganized resulting in two new entities, Fairquest Energy Limited ("Fairquest"), a publicly traded exploration-focused company, and Fairborne Energy Trust, an open-ended unincorporated investment trust. If the context requires, reference herein to "Fairborne" also includes a reference to Fairborne Energy Ltd. prior to the reorganization.*

The Trust maintains its head office in Calgary and is engaged in the business of developing, acquiring and producing crude oil and natural gas in Western Canada. Fairborne follows a strategy of balancing risk and reward by focusing on opportunities by geographic area and prospect type. The Trust's mandate is to generate stable, monthly distributions while maintaining a solid production base.

Forward Looking Statements: *This MD&A contains forward-looking statements. Management's assessment of future plans and operations, commodity prices, production estimates and expected production rates, levels of distributions on Trust Units and the payout ratio, cash available for distribution and its availability for capital expenditures and distributions, expected royalty rates, transportation costs and operating costs, and methods of financing capital expenditures may constitute forward-looking statements under applicable securities laws and necessarily involve risks including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources. As a consequence, the Trust's actual results may differ materially from those expressed in, or implied by, the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhausted. Additional information on these and other factors that could effect the Trust's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), or at the Trust's website (www.fairbornetrust.com). Furthermore, the forward looking statements contained in this MD&A are made as at the date of this MD&A and the Trust does not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.*

Non-GAAP Terms: *This document contains the terms "funds generated from operations", "distributable cash/cash available for distribution", "payout ratio" and "netbacks" which are non-GAAP terms. The Trust uses these measures to help evaluate its performance. The Trust considers corporate netbacks a key measure as it demonstrates its profitability relative to current commodity prices. The Trust considers funds generated from operations, distributable cash/cash available for distribution and payout ratio key measures as they demonstrate Fairborne's ability to generate funds necessary to repay debt, make distributions to Unitholders and to fund future growth through capital investment. Funds generated from operations should not be considered as an alternative to, or more meaningful than, cash flow from operating activities as determined in accordance with Canadian GAAP as an indicator of Fairborne's performance. Fairborne's determination of funds generated from operations, distributable cash/cash available for distribution and payout ratio may not be comparable to that reported by other companies. The reconciliation between net income and funds generated from operations can be found in the statement of cash flows in the financial statements with funds generated from operations calculated before non-cash working capital and asset retirement expenditures. Fairborne also presents funds generated from operations per unit whereby per unit amounts are calculated using weighted average units outstanding consistent with the calculation of income per unit.*

BOE Conversions: *Barrel of oil equivalent ("BOE") amounts may be misleading, particularly if used in isolation. A BOE conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel and is based on an energy equivalent conversion method application at the burner tip and does not necessarily represent an economic value equivalency at the wellhead.*

File #82-3483

Management's Discussion and Analysis

COMPARATIVE INFORMATION - TRUST OPERATIONS COMMENCING JUNE 1, 2005

Fairborne Energy Trust ("Fairborne" or the "Trust") is an open-ended, unincorporated investment trust governed by the laws of the Province of Alberta. The Trust was established as part of a Plan of Arrangement involving Fairborne Energy Ltd, Fairborne Energy Trust, Fairquest Energy Ltd. ("Fairquest") and security holders of Fairborne Energy Ltd. ("Plan of Arrangement") that became effective June 1, 2005. Pursuant to the Plan of Arrangement, Fairborne Energy Ltd. was reorganized resulting in two new entities, Fairquest, a publicly traded exploration-focused company, and Fairborne Energy Trust.

The conversion to a Trust has been accounted for on a continuity of interest basis and accordingly, the interim consolidated financial statements for 2006 and 2005 reflect the financial position, results of operations and cash flows as if the Trust had always carried on the business formerly carried on by Fairborne Energy Ltd. Specifically, the comparative three months ended March 31, 2005 reflect the results of operations and cash flows of Fairborne Energy Ltd. and its subsidiaries prior to the Plan of Arrangement (June 1, 2005). As a result of the conversion to a trust, certain information included in the financial statements for prior periods may not be directly comparable.

FIRST QUARTER 2006 RESULTS

Production

	Three months ended March 31,		
	2006	2005 [1]	% change
Natural gas *(Mcf per day)*	**46,472**	49,030	(5)
Crude oil *(bbls per day)*	**2,575**	3,047	(15)
Natural gas liquids *(bbls per day)*	**384**	398	(4)
Total *(BOE per day)*	**10,705**	11,617 [1]	(8)
Natural gas % of production	**72%**	70%	3

(1) Fairborne's 2005 production includes approximately 1,000 BOE per day from properties subsequently disposed of to Fairquest on June 1, 2005.

Fairborne's first quarter 2006 production averaged 10,705 BOE per day, 3% lower than the immediately preceding fourth quarter of 2005 (11,022 BOE per day). Production was negatively impacted by restrictions on the Trust's Central Alberta properties due to scheduled maintenance on a NOVA gas pipeline. Compared to the first quarter of 2005, prior year production of 11,617 BOE per day was before the disposition of natural gas properties to Fairquest effective June 1, 2005 (approximately 1,000 BOE per day). Excluding production associated with Fairquest properties, the Trust's production has increased marginally compared to the prior year.

Natural gas production averaged 46.5 MMcf per day in the first quarter 2006, marginally lower than the immediately preceding fourth quarter of 2005 (46.9 MMcf per day) as a result of scheduled maintenance.

Crude oil and NGL production averaged 2,959 bbls per day, 8% lower than the preceding fourth quarter of 2005, reflecting natural declines, the Trust's primary focus on natural gas properties and weather related interruptions.

File #82-3483

Commodity Prices & Hedging Activities

	Three months ended March 31,		
	2006	2005	% change
Average Prices			
Natural gas *($ per Mcf)*	**8.99**	7.19	25
Crude oil *($ per bbl)*	**64.41**	50.30	28
Natural gas liquids *($ per bbl)*	**51.30**	47.90	7
BOE *($ per BOE)*	**56.36**	45.17	25
Benchmark Prices			
WTI -Edmonton par *(Cdn$ per bbl)*	**69.41**	62.02	12
AECO *(Cdn$ per Mcf)* Monthly Index	**9.27**	6.69	39
AECO (Cdn$ per Mcf) Daily Index	**7.52**	6.89	9

Fairborne continues to realize above-average natural gas prices due to the higher heat content of the Trust's production. This premium pricing helps mitigate the impact of sudden weakness in the natural gas market such as that experienced during the first quarter. Natural gas prices showed a substantial decrease in the first quarter as North America experienced one of the warmest winters on record in conjunction with some reduced demand due to the high prices in the previous quarter. As a result, gas storage both in the US and Canada finished the winter season at record inventories helping suppress prices going into the second quarter of 2006.

Crude oil prices continued to strengthen in the first three months of 2006 due to limited global excess production and refining capacity along with the threat of a potential crude supply disruption. Going forward the markets expect to see some short term weakness in gas prices and continued strength in crude oil pricing environment.

Hedging - Fixed Price Physical Sales Contracts

The Trust's risk management strategy is based on the following objectives:

- provide greater certainty and stability to distributions;
- protect unitholder return on investment;
- reduce risk exposure in budgeted annual funds flow projections; and
- help ensure transaction economics on acquisitions.

NATURAL GAS

During the first quarter 2006, an average of 21,041 Mcf per day was hedged representing 45% of the Trust's natural gas production under fixed price physical contracts. Risk management activities during the first quarter increased the realized natural gas price by $1.02 per Mcf. Fairborne realized a natural gas price of $8.99 per Mcf for the three months ended March 31, 2006 representing an increase of 25% compared to the same period in 2005.

The following table summarizes the outstanding fixed price physical sales contracts for natural gas, including contracts entered into after March 31, 2006:

Month	Floor Volume (Mcf per day)	Average Floor Price ($ per Mcf)	Ceiling Volume (Mcf per day)	Average Ceiling Price ($ per Mcf)
Q2 2006	19,266	10.26	–	–
Q3 2006	7,339	10.00	1,835	10.98
Q4 2006	14,541	9.61	11,453	12.46
Q1 2007	21,101	9.94	19,929	12.64

MCF factor = 1.09

In addition to the above fixed price contract summary, the Trust has fixed the AECO basis at US$0.91 per mmbtu for the period April 1, 2007 to October 31, 2007 on a volume of 5,000 mmbtu per day.

CRUDE OIL

During the first quarter in 2006 the Trust had an average of 500 bbls per day of crude oil hedged representing 19% of the first quarter crude oil production under fixed price contracts. Risk management activities during the quarter decreased the realized crude price by $0.79 per bbl. During the first quarter, the Trust had locked in floor premiums of US$7.00 per bbl on its condensate which mitigated the loss on the fixed priced contracts on its crude oil. The Trust realized a price of CDN$64.41 per bbl for the first quarter 2006, 28% higher than in 2005.

The following table summarizes the outstanding fixed price physical sales contracts on crude oil, including contracts entered into after March 31, 2006:

Month	Floor Volume (bbls per day)	Average Floor Price ($US/bbl)	Ceiling Volume (bbls per day)	Average Ceiling Price ($US/bbl)
Q2 2006	500	65.00	500	69.00
Q3 2006	800	65.47	500	70.80
Q4 2006	800	65.00	800	71.03
Q1 2007	900	64.22	–	–

Petroleum and Natural Gas Revenue

	Three months ended March 31,		
($thousands)	**2006**	2005	% change
Natural gas	**37,598**	31,717	19
Crude oil	**14,926**	13,795	8
Natural gas liquids	**1,775**	1,715	3
Other income	**490**	207	137
Total	**54,789**	47,434	16

File #82-3483

Weakened commodity prices impacted Fairborne's total revenue of $54.8 million for the first quarter of 2006 compared to $68.8 million for the preceding fourth quarter of 2005. Despite reduced prices since the end of 2005, prices remained above first quarter 2005 levels resulting in higher revenues compared to the same period in the prior year.

Royalties

	Three months ended March 31,		
	2006	2005	% change
Royalties, net *($thousands)*	**12,395**	10,905	14
As a % of sales	**22.6%**	23.0%	(2)
Per BOE	**12.87**	10.43	23

Fairborne's royalty rate for the first quarter of 2006 remains consistent with the prior year at 22.6%.

Transportation

	Three months ended March 31,		
	2006	2005	% change
Transportation costs *($thousands)*	**2,075**	267	n/a
Per BOE	**2.15**	0.26	n/a

Transportation costs include clean oil trucking, trucking of natural gas liquids, certain third party fuel charges and transportation and fuel costs associated with usage of natural gas pipelines. First quarter transportation costs of $2.1 million also reflected increased third party fuel charges on the Trust's Columbia/Harlech property.

In the first quarter of 2005, Fairborne's natural gas sales contracts were all paid net of transportation, therefore the Trust did not record transportation expenses for its natural gas production. Effective June 1, 2005, Fairborne entered into a contract for transportation of its natural gas and became directly responsible for payment of transportation costs.

Operating Costs

	Three months ended March 31,		
	2006	2005	% change
Operating costs *($thousands)*	**8,335**	8,576	(3)
Per BOE	**8.65**	8.20	5

Operating costs of $8.65 per BOE were comparable to $8.59 per BOE recorded in the immediately preceding fourth quarter of 2005. Compared to the same period in 2005 ($8.20 per BOE), first quarter 2006 operating costs reflect a continued increase in industry service costs.

Operating Netbacks

	Three months ended March 31,		
($ per BOE)	**2006**	2005	% change
Petroleum and natural gas sales	**56.36**	45.17	25
Other income	**0.51**	0.20	155
Royalty expense	**(12.87)**	(10.43)	23
Transportation expense	**(2.15)**	(0.26)	n/a
Operating expenses	**(8.65)**	(8.20)	5
Operating netback	**33.20**	26.48	25

General and Administrative ("G&A") Expenses

	Three months ended March 31,		
($thousands except as noted)	**2006**	2005	% change
G&A expenses, net of recoveries	**1,383**	1,232	12
Trust Unit compensation costs	**968**	400	142
Total G&A expenses	**2,351**	1,632	44
G&A expense, per BOE	**1.44**	1.18	22
Compensation costs, per BOE	**1.00**	0.38	163

Fairborne recorded $1.4 million of G&A expenses for the first quarter of 2006, representing a rate of $1.44 per BOE. G&A expenses continue to rise with increased costs associated with regulatory compliance and the attraction and retention of staff.

Pursuant to the Plan of Arrangement, effective June 1, 2005, Fairborne is reimbursed by Fairquest for a portion of G&A expenditures under the Technical Services Agreement. In the first quarter of 2006, $448,000 was credited to G&A expenses as a recovery under this agreement.

Compensation expense of $968,000 for the first quarter of 2006 included amortization of the fair value of Units anticipated to be issued pursuant to the Trust Incentive Plan implemented in June 2005. Comparatively, compensation expense for the first quarter of 2005 includes amortization for stock options of Fairborne Energy Ltd. issued prior to the Plan of Arrangement.

Interest Expense

	Three months ended March 31,		
	2006	2005	% change
Interest expense *($thousands)*	**1,540**	941	64
Per BOE	**1.60**	0.90	78

Interest expense of $1.5 million for the first quarter of 2006 was consistent with $1.4 million recorded for the immediately preceding fourth quarter of 2005. Compared to the prior year, interest expense has increased as a result of higher debt levels and higher interest rates.

File #82-3483

Depletion, Depreciation and Accretion (DD&A)

	Three months ended March 31,		
	2006	2005	% change
Depletion, depreciation and accretion *($thousands)*	**17,505**	16,789	4
Per BOE	**18.17**	16.06	13

On a BOE basis, DD&A of $18.17 per BOE in the first quarter of 2006 was 3% lower than the preceding fourth quarter of 2005 ($18.65 per BOE) and 13% higher than the first quarter of 2005. DD&A rates reflect continued upward pressure on service costs experienced throughout 2005 and 2006.

Taxes

	Three months ended March 31,		
($thousands except as noted)	**2006**	2005	% change
Future (reduction)	**(1,961)**	3,197	161
Capital	**437**	219	100
Total taxes	**(1,524)**	3,416	145
Per BOE	**(1.59)**	3.27	149

During the first quarter of 2006, Fairborne recorded a future tax recovery of approximately $2.0 million in its operating entities as a result of additional interest deductions associated with Fairborne's new trust structure.

Non-controlling interest

As a result of the Plan of Arrangement, Fairborne issued 7.0 million exchangeable shares of a subsidiary of the Trust to former shareholders of Fairborne Energy Ltd. The exchangeable shares are listed on the Toronto Stock Exchange (trading symbol: FXL) and trade separate from the Trust Units and represent a non-controlling interest to the Trust. Holders of exchangeable shares do not receive cash distributions from the Trust. The exchangeable shares are recorded as a non-controlling interest and are allocated a pro rata share of net income as required by Canadian accounting standards.

Net Income and Funds Generated from Operations

	Three months ended March 31,		
($thousands except as noted)	**2006**	2005	% change
Funds generated from operations	**28,624**	25,294	13
Per unit - basic	**$0.62**	$0.51	22
Per unit - diluted	**$0.54**	$0.48	13
Net Income	**10,859**	4,908	121
Per unit - basic	**$0.23**	$0.10	130
Per unit - diluted	**$0.23**	$0.09	156

Fairborne reported funds generated from operations of $28.6 million ($0.62 per unit) for the first quarter of 2006, up 13% from the prior year. Consistent with substantially reduced natural gas prices in the first three months of 2006, funds generated from operations decreased almost 30% from the preceding fourth quarter of 2005 ($40.8 million).

File #82-3483

Net income of $10.9 million ($0.23 per unit) for the first quarter of 2006 reflected the change in funds generated from operations as well as reduced future income taxes associated with the new Trust structure.

LIQUIDITY AND CAPITAL RESOURCES

Capital Expenditures

($thousands)	Three months ended March 31, **2006**	2005
Exploration and development		
Land and lease acquisitions	**1,028**	1,206
Geological and geophysical	**1,712**	21
Drilling, completions and workovers	**16,812**	26,531
Well equipment and facilities	**9,597**	22,547
Corporate assets	**82**	120
	29,232	50,425
Conversion of exchangeable shares	**12,400**	-
Total	**41,632**	50,425

Exploration and development expenditures of $29.2 million during the first quarter of 2006 were financed through a combination of bank debt and funds generated from operations after distributions to unitholders.

Exploration expenditures included $1.0 million on land and lease acquisitions as well as $1.7 million for completion of the 150 km^2 3D seismic program on the Trust's Brazeau property which was initiated during the fourth quarter of 2005.

First quarter drilling and completion expenditures of $16.8 million included drilling a total of 25 (12.0 net) wells, resulting in 20 (11.1 net) natural gas wells, and two (1.0 net) oil wells for a success rate of 88%. Expenditures for well equipment, tie-ins and facilities totaled $9.6 million in the first quarter 2006.

The conversion of exchangeable shares during the first quarter of 2006 was recorded as a $12.4 million acquisition of petroleum and natural gas assets based on the market value of Trust Units issued on conversion and the carrying value of the non-controlling interest.

Working Capital and Bank Indebtedness

At March 31, 2006, the Trust had bank indebtedness of $153.9 million and a nominal working capital surplus of $35,000. Bank indebtedness reflected the Trust's active first quarter capital program ($29.2 million), a significant portion of which was funded by drawings on credit facilities. Fairborne expects bank indebtedness to decrease in the second quarter due to a substantially lower capital program resulting in excess funds from operations after distributions available to reduce bank debt. The Trust's credit facilities at March 31, 2006 include a $165 million extendible revolving term credit facility and a $15 million demand operating credit facility for a total available facility of $180 million.

Unitholders' Equity

The Trust is authorized to issue an unlimited number of Trust Units. During the first quarter of 2006, 704,550 exchangeable shares were converted into 756,058 Trust Units. At March 31, 2006 the exchange ratio was 1 exchangeable share to 1.07463 Trust Units.

The following table provides a summary of outstanding Trust units, exchangeable shares and units under Trust Incentive Plans at the dates indicated:

($thousands except as noted)	**April 30 2006**	**March 31 2006**	December 31 2005
Trust units	**47,189**	**47,156**	46,400
Exchangeable shares	**4,876**	**4,907**	5,612
Trust incentive plans			
Restricted units	**714**	**707**	562
Performance units [1]	**658**	**642**	323
Weighted average trust units			
Basic	**n/a**	**46,524**	47,174
Diluted	**n/a**	**52,797**	48,858

(1) The number of Trust Units that may be issued pursuant to the Performance Units is dependent on a payout multiplier which is based on the relative return on Trust Units as compared to trust units of members of a selected peer group. Depending on the payout multiplier, the number of Trust Units issuable may range between zero and two Trust Units per Performance Unit.

Distributable Cash and Distributions

Management monitors the Trust's distribution payout policy with respect to forecast net cash flow, debt levels and capital expenditures. Fairborne's current distribution policy targets the use of approximately 60% of cash available for distribution to Unitholders, excluding exchangeable shares which do not receive distributions. Depending upon various factors including commodity prices and capital budgets, it is expected that the remaining 40% of cash available for distribution will fund a portion of the Trust's annual capital expenditure program, including minor property acquisitions. During the first quarter of 2006, the Trust's monthly distributions of $0.13 per unit represented a payout ratio of 64% of cash available for distribution.

	Three months ended March 31, 2006
Funds generated from operations [1]	**28,624**
Cash withheld	**(10,413)**
Cash distributions declared	**18,211**
Cash distributions per unit per month	**$0.13**
Payout ratio	**64%**

(1) Funds generated from operations before changes in non-cash working capital and asset retirement expenditures.

COMMITMENTS

Fairborne has entered into a three year contractual agreement with a third party drilling company for the use of one of their drilling rigs. The commitment is scheduled to commence in the fourth quarter of 2006 with an annual commitment of $4.3 million.

File #82-34836

QUARTERLY FINANCIAL INFORMATION

The following is a summary of selected financial information for the quarterly periods indicated:

	Q1 2006	Q4 2005	Q3 2005	Q2 2005*
Financial *($thousands, except per unit amounts)*				
Petroleum and natural gas sales	**54,789**	68,751	61,656	48,807
Funds generated from operations	**28,624**	40,783	35,406	23,760
Per unit - basic	**$0.62**	$0.89	$0.78	$0.47
Per unit - diluted	**$0.54**	$0.77	$0.67	$0.47
Net Income	**10,859**	20,444	15,482	2,719
Per unit - basic	**$0.23**	$0.43	$0.34	$0.05
Per unit - diluted	**$0.23**	$0.36	$0.33	$0.05
Total assets	**522,482**	499,920	458,603	451,849
Working capital deficit (surplus)	**(35)**	(1,373)	(984)	7,758
Bank indebtedness	**153,933**	136,302	128,548	124,580
Operations				
Average production				
Natural gas *(Mcf per day)*	**46,472**	46,886	49,412	47,077
Crude oil *(bbls per day)*	**2,575**	2,770	2,684	2,558
Natural gas liquids *(bbls per day)*	**384**	438	402	422
Total *(BOE per day)*	**10,705**	11,022	11,321	10,826

	Q1 2005*	Q4 2004*	Q3 2004*	Q2 2004*
Financial *($thousands, except per unit amounts)*				
Petroleum and natural gas sales	47,434	41,976	35,391	29,787
Funds generated from operations	25,294	21,569	19,784	15,083
Per unit - basic	$0.51	$0.47	$ 0.48	$ 0.39
Per unit - diluted	$0.48	$0.46	$ 0.44	$ 0.36
Net Income	4,908	4,158	3,463	2,786
Per unit - basic	$0.10	$0.09	$ 0.08	$ 0.07
Per unit - diluted	$0.09	$0.08	$ 0.08	$ 0.07
Total assets	480,089	434,830	379,450	272,115
Working capital deficit	16,823	20,839	25,393	8,626
Bank indebtedness	106,513	77,219	69,698	76,159
Operations				
Production				
Natural gas (Mcf per day)	49,030	43,480	32,569	30,410
Crude oil (bbls per day)	3,047	2,892	3,038	2,492
Natural gas liquids (bbls per day)	398	495	348	241
Total (BOE per day)	11,617	10,633	8,814	7,801

* *Amounts shown prior to the effective date of the Plan of Arrangement are in respect of Fairborne Energy Ltd. and per unit numbers are per common share.*

File #82-34836

BUSINESS ENVIRONMENT AND RISK

The business risks the Trust is exposed to are those inherent in the oil and gas industry as well as those governed by the individual nature of Fairborne's operations. Geological and engineering risks, the uncertainty of discovering commercial quantities of new reserves, commodity prices, interest rate and foreign exchange risks, competition and government regulations – all of these govern the business and influence the controls and management at the Trust. Fairborne manages these risks by:

- attracting and retaining a team of highly qualified and motivated professionals who have a vested interest in the success of the Trust;
- operating properties in order to identify and capitalize on opportunities;
- employing risk management instruments to minimize exposure to fluctuation in commodity prices, interest rate and foreign exchange rates;
- maintaining a strong financial position; and
- maintaining strict environmental, safety and health practices.

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, STEVEN R. VANSICKLE, President and Chief Executive Officer of Fairborne Energy Trust, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Fairborne Energy Trust, (the issuer) for the interim period ending March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: May 9, 2006



Steven R. VanSickle
President and Chief Executive Officer
Fairborne Energy Trust

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, AARON G. GRANDBERG, Vice President Finance and Chief Financial Officer of Fairborne Energy Trust, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Fairborne Energy Trust, (the issuer) for the interim period ending March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: May 9, 2006



Aaron G. Grandberg
Vice President Finance and Chief Financial Officer
Fairborne Energy Trust

File #82-34836

INTERIM CONSOLIDATED BALANCE SHEETS

($thousands)	March 31, 2006	December 31 2005
	(unaudited)	(audited)
Assets		
Current assets		
Cash and cash equivalents	**$ 219**	$ 217
Accounts receivable	**64,915**	67,055
Prepaid expenses and deposits	**3,081**	2,911
	68,215	70,183
Capital assets *(Note 1)*	**438,097**	413,567
Goodwill	**16,170**	16,170
	$ 522,482	$ 499,920
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	**$ 62,050**	$ 62,778
Distributions payable	**6,130**	6,032
	68,180	68,810
Bank indebtedness *(Note 2)*	**153,933**	136,302
Non-controlling interest *(Note 3)*	**25,821**	27,598
Asset retirement obligation *(Note 4)*	**11,639**	11,386
Future income taxes	**53,721**	51,465
Unitholders' Equity		
Unitholders' capital *(Note 5)*	**210,235**	199,022
Contributed surplus *(Note 5)*	**2,726**	1,758
Retained earnings (deficit)	**(3,773)**	3,579
	209,188	204,359
	$ 552,482	$ 499,920

See accompanying notes to the interim consolidated financial statements

File #82-3483(

Financial Statements

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)

For the three months ended March 31, (Unaudited)

($thousands except per unit amounts)	2006	2005
Revenue		
Petroleum and natural gas	$ 54,789	$ 47,434
Royalties	(12,395)	(10,905)
Transportation	(2,075)	(267)
	40,319	36,262
Expenses		
Operating	8,335	8,576
General and administrative	2,351	1,632
Interest	1,540	941
Depletion, depreciation and accretion	17,505	16,789
	29,731	27,938
Income before taxes	10,588	8,324
Taxes		
Future (reduction)	(1,961)	3,197
Capital	437	219
	(1,524)	3,416
Net income before non-controlling interest	12,112	4,908
Non-controlling interest	1,253	-
Net income	10,859	4,908
Retained earnings, beginning of period	3,579	26,532
Distributions	(18,211)	-
Retained earnings (deficit), end of period	$ (3,773)	$ 31,440
Net income per unit *(Note 5)*		
Basic	$ 0.23	$ 0.10
Diluted	$ 0.23	$ 0.09

See accompanying notes to the interim consolidated financial statements.

File #82-3483(

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three months ended March 31, (Unaudited)

($thousands)	**2006**	2005
Cash provided by (used in):		
Operating activities		
Net income	**$ 10,859**	$ 4,908
Items not involving cash		
Depletion, depreciation and accretion	**17,505**	16,789
Compensation expense	**968**	400
Future income tax (reduction)	**(1,961)**	3,197
Non-controlling interest	**1,253**	–
Asset retirement expenditures	**(150)**	(163)
	28,474	25,131
Change in non-cash working capital	**1,105**	4,551
	29,579	29,682
Financing activities		
Issuance of common shares, net of costs	**–**	16
Distributions to unitholders	**(18,113)**	–
Bank indebtedness	**17,631**	29,294
	(482)	29,310
Investing activities		
Capital expenditures	**(29,232)**	(50,425)
Change in non-cash working capital	**137**	(8,591)
	(29,095)	(59,016)
Change in cash and cash equivalents	**2**	(24)
Cash and cash equivalents, beginning of period	**217**	241
Cash and cash equivalents, end of period	**$ 219**	$ 217
Cash interest paid	**$ 1,481**	$ 899
Capital taxes paid	**$ 629**	$ 867

See accompanying notes to the interim consolidated financial statements

File #82-3483

SELECTED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2006 (unaudited)

(tabular amounts are stated in thousands and thousands of dollars except per unit amounts)

The interim consolidated financial statements of Fairborne Energy Trust (the "Trust" or "Fairborne") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the year ended December 31, 2005. The disclosure which follows is incremental to the disclosure included with the annual financial statements. These interim consolidated financial statements should be read in conjunction with the financial statements and notes thereto for the year ended December 31, 2005.

FORMATION OF FAIRBORNE ENERGY TRUST

Fairborne Energy Trust is an open-end, unincorporated investment trust governed by the laws of the Province of Alberta. The Trust was established as part of a Plan of Arrangement entered into by Fairborne Energy Ltd., Fairborne Energy Trust, Fairquest Energy Limited ("Fairquest") and security holders of Fairborne Energy Ltd. (the "Plan of Arrangement") that became effective June 1, 2005.

The conversion to a Trust has been accounted for on a continuity of interest basis and accordingly, the interim consolidated financial statements for 2006 and 2005 reflect the financial position, results of operations and cash flows as if the Trust had always carried on the business formerly carried on by Fairborne Energy Ltd. Due to the conversion to a trust, certain information included in the financial statements for prior periods may not be directly comparable.

As a result of the Plan of Arrangement, Fairquest and Fairborne have joint interests in certain properties and undeveloped land. In addition, the companies have entered into farm-in agreements whereby Fairquest received an option to farm-in on 83,000 net acres of Fairborne exploratory lands. As at March 31, 2006, accounts receivable included $14.6 million due from Fairquest. In addition, Fairborne charged Fairquest $448,000 during the three months ended March 31, 2006 under the technical services agreement. This amount has been recorded as a reduction to the Trust's general and administrative costs.

1. CAPITAL ASSETS

($thousands)	**March 31, 2006**	December 31 2005
Petroleum and natural gas properties and equipment	**$ 575,615**	$ 534,449
Corporate assets	**3,723**	3,099
Other assets	**3,275**	3,275
	582,613	540,823
Accumulated depletion and depreciation	**(144,516)**	(127,256)
	$ 438,097	$ 413,567

As at March 31, 2006, costs of acquiring unproved properties in the amount of $21.3 million (December 31, 2005 - $22.5 million) were excluded from the depletion calculation. Included in the Trust's petroleum and natural gas properties and equipment is $6.4 million (December 31, 2005 - $6.5 million) relating to asset retirement obligations, net of accumulated depletion.

2. BANK INDEBTEDNESS

At March 31, 2006 the Trust had a $165 million extendible revolving term credit facility and a $15 million demand operating credit facility available from a syndicate of Canadian chartered banks, subject to the banks' semi-annual valuation of the Trust's petroleum and natural gas properties. The extendible revolving term facility is available on a revolving basis until May 31, 2006 (364 day facility) at which time it may be extended, at the lenders option. If the revolving period is not extended, the undrawn portion of the facility will be cancelled and the amount outstanding will convert to a 365 day non-revolving term facility. The amounts outstanding under the non-revolving term facility are required to be repaid at the end of the term facility being May 31, 2007. Interest payable on amounts drawn under the facilities is at the prevailing bankers' acceptance rates plus stamping fees, lenders' prime rate or LIBOR rates plus applicable margins, depending on the form of borrowing by the Trust. The margins and stamping fees vary from 0% to 1.5% depending on financial statement ratios and the form of borrowing. The credit facilities are secured by a general security agreement and a first ranking floating charge on the assets of the Trust and by a guarantee and subordination provided by Fairborne Energy Ltd. and all related partnerships and subsidiaries in respect of the Trust's obligations.

Under the terms of the credit facilities and subordination agreements related thereto, any present or future indebtedness of the subsidiaries of the Trust, including the notes owed from Fairborne Energy Ltd. to the Trust, are subordinate to the amounts owing under the credit facilities. Under the terms of the credit facilities and subordination agreements, the Trust is restricted from making distributions when: (i) a default or event of default under the credit facilities has occurred and is continuing; and (ii) outstanding loans under the credit facilities exceeds the borrowing base set by the lenders.

3. NON-CONTROLLING INTEREST

The following table sets forth a reconciliation of the non-controlling interest for the three months ended March 31, 2006:

	Number of Exchangeable Shares	Amount
Balance, beginning of period	5,612	$ 27,598
Non-controlling interest net income	-	1,253
Converted to Trust Units	(705)	(3,030)
Balance, end of period	**4,907**	**$ 25,821**

At March 31, 2006, the exchange ratio for the retraction of exchangeable shares into Trust Units was 1:1.07463.

File #82-34836

Financial Statements

4. ASSET RETIREMENT OBLIGATIONS

The following table sets forth a reconciliation of the asset retirement obligations for the three months ended March 31, 2006:

	Amount
Balance, beginning of period	$ 11,386
Liabilities incurred	158
Liabilities settled	(150)
Accretion expense	245
Balance, end of period	**$ 11,639**

5. UNITHOLDERS' CAPITAL

a) Trust Units of Fairborne Energy Trust

The following table sets forth a reconciliation of the Trust Units issued and outstanding for the three months ended March 31, 2006:

	Number	Amount
Balance, beginning of period	46,400	$ 199,022
Issued on conversion of exchangeable shares	756	11,213
Balance, end of period	**47,156**	**$ 210,235**

During the period January 1 to March 31, 2006, 704,550 exchangeable shares were converted into 756,058 Trust Units. The market value of Trust Units issued on conversion was $11.2 million resulting in a reduction in non-controlling interest of $3.0 million, an increase in capital assets of $12.4 million and a future tax liability of $4.2 million.

b) Per unit amounts

The following table summarizes the weighted average Trust units used in calculating net income per unit:

	Three months ended March 31,	
	2006	2005
Basic	**46,524**	49,204
Restricted units	**609**	-
Performance units	**424**	-
Exchangeable shares	**5,273**	-
Stock options	-	2,073
Warrants	-	1,467
Diluted	**52,830**	52,744

c) Trust incentive plans

The following table sets forth a reconciliation of the Trust Incentive Plan activity for the three months ended March 31, 2006:

	Number of Restricted Units	Number of Performance Units	Total
Balance, beginning of period	562	323	885
Issued	112	298	410
Granted on re-investment of distributions	42	24	66
Cancelled	(9)	(3)	(12)
Balance, end of period	**707**	**642**	**1,349**
Exercisable, end of period	**-**	**-**	**-**

The weighted average fair value of restricted and performance units granted during the period was $15.29 per unit. The estimated fair value of units granted is amortized through compensation expense over the vesting period with a corresponding increase in contributed surplus.

d) Contributed surplus

The following table sets forth a reconciliation of contributed surplus for the three months ended March 31, 2006:

	Amount
Balance, beginning of period	$ 1,758
Units issued under trust incentive plan	991
Trust incentive plan grants cancelled	(23)
Balance, end of period	**$ 2,726**

6. FINANCIAL INSTRUMENTS

The Company has a price risk management program whereby the Company sells forward a portion of its future production through fixed price physical sales contracts with customers.

The following table summarizes the crude oil fixed price physical sales contracts outstanding at March 31, 2006:

Remaining Term	Volume	Price	Settlement Index
Crude Oil Collars			
Apr 1,2006 - Jun 30,2006	500 bbls/day	US$65.00 - US$69.00	WTI
Jul 1,2006 - Dec 31,2006	500 bbls/day	US$65.00 - US$70.80	WTI
Oct 1,2006 - Dec 31,2006	300 bbls/day	US$65.00 - US$71.30	WTI

File #82-34836

Financial Statements

The following table summarizes the natural gas fixed price physical sales contracts outstanding at March 31, 2006:

Remaining Term	Volume	Price	Settlement Index
AECO Collars			
Jul 1,2006 - Sep 30,2006	2,000 GJs/day	CDN$9.00/GJ - CDN$10.07/GJ	AECO C Daily
Oct 1,2006 - Mar 31,2007	2,500 GJs/day	CDN$8.50/GJ - CDN$13.22/GJ	AECO C Daily
Nov 1,2006 - Mar 31,2007	2,500 GJs/day	CDN$9.00/GJ - CDN$13.00/GJ	AECO C Daily
Nov 1,2006 - Mar 31,2007	2,000 GJs/day	CDN$9.00/GJ - CDN$10.30/GJ	AECO C Daily
Jan 1,2007 - Mar 31,2007	2,000 GJs/day	CDN$9.00/GJ - CDN$11.65/GJ	AECO C Daily
AECO Participating Swaps			
Apr 1,2006 - Jun 30,2006	5,000 GJs/day	CDN$9.20/GJ Floor + 50% Partic.	AECO C Monthly
Apr 1,2006 - Jun 30,2006	2,000 GJs/day	CDN$9.30/GJ Floor + 50% Partic.	AECO C Monthly
Apr 1,2006 - Jun 30,2006	2,000 GJs/day	CDN$9.40/GJ Floor + 50% Partic.	AECO C Monthly
Apr 1,2006 - Jun 30,2006	2,000 GJs/day	CDN$9.55/GJ Floor + 50% Partic.	AECO C Monthly
Apr 1,2006 - Jun 30,2006	2,000 GJs/day	CDN$9.62/GJ Floor + 50% Partic.	AECO C Monthly
Apr 1,2006 - Jun 30,2006	2,000 GJs/day	CDN$9.70/GJ Floor + 50% Partic.	AECO C Monthly
Apr 1,2006 - Jun 30,2006	2,000 GJs/day	CDN$9.94/GJ Floor + 50% Partic.	AECO C Monthly
Jul 1,2006 - Sep 30,2006	2,000 GJs/day	CDN$9.41/GJ Floor + 50% Partic.	AECO C Daily
AECO Puts			
Apr 1,2006 - Oct 31,2006	4,000 GJs/day	CDN$10.52/GJ Floor	AECO C Daily
AECO Swaps			
Oct 1,2006 - Mar 31,2007	2,000 GJs/day	CDN$9.20/GJ	N/A
AECO Basis			
Apr 1,2007 - Oct 31,2007	5,000 mmbtu/day	US$Nymex less US$0.91/mmbtu	Nymex Last Day

7. COMMITMENTS

Fairborne has entered into a three year contractual agreement with a third party drilling company for the use of one of their drilling rigs. The commitment is scheduled to commence in the fourth quarter of 2006 with an annual commitment of $4.3 million.

File #82-34836

NEWS RELEASE

NEWS RELEASE – MAY 9, 2006

FAIRBORNE ENERGY TRUST ANNOUNCES FIRST QUARTER 2006 FINANCIAL AND OPERATING RESULTS

FIRST QUARTER HIGHLIGHTS

Three months ended March 31,	**2006**	2005	% change
Financial *($thousands, except per unit amounts)*			
Petroleum and natural gas revenue	**54,789**	47,434	16
Funds generated from operations	**28,624**	25,294	13
Per unit - basic	**$0.62**	$0.51	22
Per unit - diluted	**$0.54**	$0.48	13
Net income	**10,859**	4,908	121
Per unit - basic	**$0.23**	$0.10	130
Per unit - diluted	**$0.23**	$0.09	156
Exploration and development expenditures	**29,232**	50,425	(42)
Working capital deficit (surplus)	**(35)**	16,823	n/a
Bank indebtedness	**153,933**	106,513	45
Operations *(Units as noted)*			
Average production			
Natural gas *(Mcf per day)*	**46,472**	49,030	(5)
Crude oil *(bbls per day)*	**2,575**	3,047	(15)
Natural gas liquids *(bbls per day)*	**384**	398	(4)
Total *(BOE per day)* *	**10,705**	11,617*	(8)
Average sales price			
Natural gas *($ per Mcf)*	**8.99**	7.19	25
Crude oil *($ per bbl)*	**64.41**	50.30	28
Natural gas liquids *($ per bbl)*	**51.30**	47.90	7
Netback per BOE *($ per BOE)*			
Petroleum and natural gas sales	**56.87**	45.37	25
Royalties	**(12.87)**	(10.43)	23
Transportation	**(2.15)**	(0.26)	n/a
Operating expenses	**(8.65)**	(8.20)	5
Operating netback	**33.20**	26.48	25
Wells drilled *(gross)*	**25**	16	56
Undeveloped land *(net acres)*	**184,929**	226,833	(18)

* *Fairborne's 2005 production includes approximately 1,000 BOE per day from properties subsequently disposed of to Fairquest on June 1, 2005.*

Review of Operations

FIRST QUARTER HIGHLIGHTS

- Active drilling program with 25 wells (12.0 net) drilled resulting in 20 (11.1 net) natural gas wells and two (1.0 net) oil wells for an 88% success rate.
- Average production of 10,705 BOE per day was negatively impacted by the previously announced scheduled maintenance outage on a NOVA gas sales pipeline at the end of March.
- Operating costs averaged $8.65 per BOE.
- Strong operating netback of $33.20 per BOE despite significant decreases in natural gas prices.
- Monthly distributions remained at $0.13 per unit for a payout ratio of 64%.
- Capital investments totaled $29.2 million focused on drilling, completions and tie-ins.
- New production facilities at Westerose were substantially completed, allowing production to commence from the Trust's Wabamun gas discovery in May 2006.
- A fourth successful well was drilled into a new condensate-rich gas play in the Columbia/Harlech area with two of these wells on production beginning in late April 2006.

OPERATIONS UPDATE

Production for the first quarter of 2006 averaged 10,705 BOE per day. Production was down three percent from the previous quarter due to a scheduled maintenance outage on a NOVA main gas sales pipeline. This impacted the Trust's production from Clive, Wood River, Haynes and Westerose.

While natural gas prices experienced a significant correction in the first quarter of 2006, crude oil remains at near all time highs. Fairborne Energy Trust ("Fairborne" or the "Trust") continues to realize a premium to AECO on its natural gas production due to the relative higher heat content of the Trust's production. This premium pricing on natural gas combined with the Trust's favorable natural gas hedging program and light oil position resulted in an average realized price of $56.36 per BOE for the first quarter and a strong operating netback of $33.20 per BOE.

Capital investments in the first quarter totaled $29.2 million which included $16.8 million for drilling and completions, $9.6 million for facilities and pipeline construction and $2.8 million for land and seismic. Capital spending was financed through a combination of funds generated from operations after distributions and drawings on credit facilities, resulting in net debt of $153.9 million at the end of the quarter. The debt position is expected to decrease in the second quarter with a relatively inactive capital program due to spring breakup conditions.

OUTLOOK FOR 2006

Fairborne continues to target 2006 average production in the range of 11,300 to 11,500 BOE per day. During April, the second of four wells drilled into a new gas/condensate play at Harlech commenced production. Initial combined rates from the first two wells is approximately 1,250 BOE per day (350 BOE per day net). The remaining two wells, both of which encountered the target zone, are awaiting completion after breakup. Further delineation wells are planned for the balance of 2006. In addition, the Trust has seven wells (2.7 net) at Columbia/Harlech targeting other zones that were drilled this winter and are awaiting completion and tie in.

File #82-34836

Review of Operations

Second quarter production at Columbia/Harlech, Brazeau Belly River Unit and West Pembina will be impacted by the scheduled turn around of the West Pembina Gas Plant (Trust WI of 20%). The outage is scheduled for the last three weeks of June. The Trust currently produces approximately 3,100 BOE per day to the West Pembina Plant and is working on alternative processing arrangements for some of its gas volumes during turnaround. In addition, production in the Clive and Westerose areas is being impacted by a series of ongoing unscheduled transportation outages on the main NOVA sales pipeline out of these areas, and in the Peace River Arch, the Trust has been informed of an unscheduled turnaround at the Progress plant for three weeks during the second quarter.

The Trust has increased its hedging position and now has 39% of second quarter natural gas production volumes hedged at a floor price of $10.26 per Mcf. In addition, 20% of natural gas production has been hedged for the second half of 2006 with a floor price of $9.74 per Mcf, and 37% of first quarter 2007 natural gas volumes are hedged with an average floor price of $9.94 per Mcf. Crude oil hedges are also in place for 21% of second quarter oil production at a floor price of CDN$72.59 per bbl; 37% of oil production for the second half of 2006 with a floor price of CDN$72.74 per bbl and 44% of first quarter 2007 oil volumes with a floor price of CDN$71.44 per bbl.

Fairborne has two significant farmout agreements in place under which drilling activity is occurring. The first is the continuation of the Fairquest Energy Limited commitment to drill 25 exploration wells on Trust lands over two years. To date, 15 wells have been drilled (with 100% success) and it is anticipated that up to 15 will be drilled during the balance of 2006. The second agreement involves the farmout to a third party of a portion of the Trust's Mannville CBM rights at Clive. Two wells have been drilled to date under this agreement with the third planned for the summer of 2006. This third well will be a long-reach horizontal through the main Mannville coal zone.

The Trust plans to drill up to 66 gross (42.5 net) wells during the second half of the year. These will include between four and six followup/delineation wells to the aforementioned Harlech gas/condensate discoveries, 25 CBM wells, seven wells at Westerose, and 10 wells in our Peace River Arch core area.

SUMMARY

Through prudent capital and balance sheet management, aided by our hedging program, Fairborne has successfully maintained an active operational program, and consistent distributions to unit holders.

Based on our drilling success from the first quarter, the Trust is well positioned to continue meeting the goal of increasing production through internal growth projects and maintaining a strong financial position, with ongoing stable distributions to unit holders. In addition to our drilling based strategy, we continue to look for accretive acquisitions in our core operating areas that would provide additional production, cash flow and reserve growth as well as undeveloped land to utilize our strong technical staff for organic growth opportunities.



STEVEN R. VANSICKLE
President and CEO

May 8, 2006

File #82-34836

Management's Discussion and Analysis

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") was prepared at, and is dated, May 8, 2006. This MD&A is provided by the management of Fairborne Energy Trust ("Fairborne" or the "Trust") to review first quarter 2006 activities and results as compared to the previous year, and should be read in conjunction with the unaudited interim consolidated financial statements including notes for the three months ended March 31, 2006 and audited consolidated financial statements including notes for the year ended December 31, 2005 and 2004. Additional information relating to Fairborne, including Fairborne's annual information form, is available on SEDAR at www.sedar.com.

Nature of Business: *Fairborne Energy Ltd. was incorporated as a private company and commenced active operations in June, 2002. In 2003, Fairborne Energy Ltd. became a publicly traded company. Effective June 1, 2005, Fairborne Energy Ltd. was reorganized resulting in two new entities, Fairquest Energy Limited ("Fairquest"), a publicly traded exploration-focused company, and Fairborne Energy Trust, an open-ended unincorporated investment trust. If the context requires, reference herein to "Fairborne" also includes a reference to Fairborne Energy Ltd. prior to the reorganization.*

The Trust maintains its head office in Calgary and is engaged in the business of developing, acquiring and producing crude oil and natural gas in Western Canada. Fairborne follows a strategy of balancing risk and reward by focusing on opportunities by geographic area and prospect type. The Trust's mandate is to generate stable, monthly distributions while maintaining a solid production base.

Forward Looking Statements: *This MD&A contains forward-looking statements. Management's assessment of future plans and operations, commodity prices, production estimates and expected production rates, levels of distributions on Trust Units and the payout ratio, cash available for distribution and its availability for capital expenditures and distributions, expected royalty rates, transportation costs and operating costs, and methods of financing capital expenditures may constitute forward-looking statements under applicable securities laws and necessarily involve risks including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources. As a consequence, the Trust's actual results may differ materially from those expressed in, or implied by, the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhausted. Additional information on these and other factors that could effect the Trust's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), or at the Trust's website (www.fairbornetrust.com). Furthermore, the forward looking statements contained in this MD&A are made as at the date of this MD&A and the Trust does not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.*

Non-GAAP Terms: *This document contains the terms "funds generated from operations", "distributable cash/cash available for distribution", "payout ratio" and "netbacks" which are non-GAAP terms. The Trust uses these measures to help evaluate its performance. The Trust considers corporate netbacks a key measure as it demonstrates its profitability relative to current commodity prices. The Trust considers funds generated from operations, distributable cash/cash available for distribution and payout ratio key measures as they demonstrate Fairborne's ability to generate funds necessary to repay debt, make distributions to Unitholders and to fund future growth through capital investment. Funds generated from operations should not be considered as an alternative to, or more meaningful than, cash flow from operating activities as determined in accordance with Canadian GAAP as an indicator of Fairborne's performance. Fairborne's determination of funds generated from operations, distributable cash/cash available for distribution and payout ratio may not be comparable to that reported by other companies. The reconciliation between net income and funds generated from operations can be found in the statement of cash flows in the financial statements with funds generated from operations calculated before non-cash working capital and asset retirement expenditures. Fairborne also presents funds generated from operations per unit whereby per unit amounts are calculated using weighted average units outstanding consistent with the calculation of income per unit.*

BOE Conversions: *Barrel of oil equivalent ("BOE") amounts may be misleading, particularly if used in isolation. A BOE conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel and is based on an energy equivalent conversion method application at the burner tip and does not necessarily represent an economic value equivalency at the wellhead.*

Management's Discussion and Analysis

COMPARATIVE INFORMATION - TRUST OPERATIONS COMMENCING JUNE 1, 2005

Fairborne Energy Trust ("Fairborne" or the "Trust") is an open-ended, unincorporated investment trust governed by the laws of the Province of Alberta. The Trust was established as part of a Plan of Arrangement involving Fairborne Energy Ltd, Fairborne Energy Trust, Fairquest Energy Ltd. ("Fairquest") and security holders of Fairborne Energy Ltd. ("Plan of Arrangement") that became effective June 1, 2005. Pursuant to the Plan of Arrangement, Fairborne Energy Ltd. was reorganized resulting in two new entities, Fairquest, a publicly traded exploration-focused company, and Fairborne Energy Trust.

The conversion to a Trust has been accounted for on a continuity of interest basis and accordingly, the interim consolidated financial statements for 2006 and 2005 reflect the financial position, results of operations and cash flows as if the Trust had always carried on the business formerly carried on by Fairborne Energy Ltd. Specifically, the comparative three months ended March 31, 2005 reflect the results of operations and cash flows of Fairborne Energy Ltd. and its subsidiaries prior to the Plan of Arrangement (June 1, 2005). As a result of the conversion to a trust, certain information included in the financial statements for prior periods may not be directly comparable.

FIRST QUARTER 2006 RESULTS

Production

	Three months ended March 31,		
	2006	2005 (1)	% change
Natural gas *(Mcf per day)*	**46,472**	49,030	(5)
Crude oil *(bbls per day)*	**2,575**	3,047	(15)
Natural gas liquids *(bbls per day)*	**384**	398	(4)
Total *(BOE per day)*	**10,705**	11,617 (1)	(8)
Natural gas % of production	**72%**	70%	3

(1) Fairborne's 2005 production includes approximately 1,000 BOE per day from properties subsequently disposed of to Fairquest on June 1, 2005.

Fairborne's first quarter 2006 production averaged 10,705 BOE per day, 3% lower than the immediately preceding fourth quarter of 2005 (11,022 BOE per day). Production was negatively impacted by restrictions on the Trust's Central Alberta properties due to scheduled maintenance on a NOVA gas pipeline. Compared to the first quarter of 2005, prior year production of 11,617 BOE per day was before the disposition of natural gas properties to Fairquest effective June 1, 2005 (approximately 1,000 BOE per day). Excluding production associated with Fairquest properties, the Trust's production has increased marginally compared to the prior year.

Natural gas production averaged 46.5 MMcf per day in the first quarter 2006, marginally lower than the immediately preceding fourth quarter of 2005 (46.9 MMcf per day) as a result of scheduled maintenance.

Crude oil and NGL production averaged 2,959 bbls per day, 8% lower than the preceding fourth quarter of 2005, reflecting natural declines, the Trust's primary focus on natural gas properties and weather related interruptions.

File #82-34836

Management's Discussion and Analysis

Commodity Prices & Hedging Activities

	Three months ended March 31,		
	2006	2005	% change
Average Prices			
Natural gas *($ per Mcf)*	**8.99**	7.19	25
Crude oil *($ per bbl)*	**64.41**	50.30	28
Natural gas liquids *($ per bbl)*	**51.30**	47.90	7
BOE *($ per BOE)*	**56.36**	45.17	25
Benchmark Prices			
WTI -Edmonton par *(Cdn$ per bbl)*	**69.41**	62.02	12
AECO *(Cdn$ per Mcf)* Monthly Index	**9.27**	6.69	39
AECO (Cdn$ per Mcf) Daily Index	**7.52**	6.89	9

Fairborne continues to realize above-average natural gas prices due to the higher heat content of the Trust's production. This premium pricing helps mitigate the impact of sudden weakness in the natural gas market such as that experienced during the first quarter. Natural gas prices showed a substantial decrease in the first quarter as North America experienced one of the warmest winters on record in conjunction with some reduced demand due to the high prices in the previous quarter. As a result, gas storage both in the US and Canada finished the winter season at record inventories helping suppress prices going into the second quarter of 2006.

Crude oil prices continued to strengthen in the first three months of 2006 due to limited global excess production and refining capacity along with the threat of a potential crude supply disruption. Going forward the markets expect to see some short term weakness in gas prices and continued strength in crude oil pricing environment.

Hedging - Fixed Price Physical Sales Contracts

The Trust's risk management strategy is based on the following objectives:

- provide greater certainty and stability to distributions;
- protect unitholder return on investment;
- reduce risk exposure in budgeted annual funds flow projections; and
- help ensure transaction economics on acquisitions.

NATURAL GAS

During the first quarter 2006, an average of 21,041 Mcf per day was hedged representing 45% of the Trust's natural gas production under fixed price physical contracts. Risk management activities during the first quarter increased the realized natural gas price by $1.02 per Mcf. Fairborne realized a natural gas price of $8.99 per Mcf for the three months ended March 31, 2006 representing an increase of 25% compared to the same period in 2005.

File #82-34836

The following table summarizes the outstanding fixed price physical sales contracts for natural gas, including contracts entered into after March 31, 2006:

Month	Floor Volume *(Mcf per day)*	Average Floor Price *($ per Mcf)*	Ceiling Volume *(Mcf per day)*	Average Ceiling Price *($ per Mcf)*
Q2 2006	19,266	10.26	-	-
Q3 2006	7,339	10.00	1,835	10.98
Q4 2006	14,541	9.61	11,453	12.46
Q1 2007	21,101	9.94	19,929	12.64

MCF factor = 1.09

In addition to the above fixed price contract summary, the Trust has fixed the AECO basis at US$0.91 per mmbtu for the period April 1, 2007 to October 31, 2007 on a volume of 5,000 mmbtu per day.

CRUDE OIL

During the first quarter in 2006 the Trust had an average of 500 bbls per day of crude oil hedged representing 19% of the first quarter crude oil production under fixed price contracts. Risk management activities during the quarter decreased the realized crude price by $0.79 per bbl. During the first quarter, the Trust had locked in floor premiums of US$7.00 per bbl on its condensate which mitigated the loss on the fixed priced contracts on its crude oil. The Trust realized a price of CDN$64.41 per bbl for the first quarter 2006, 28% higher than in 2005.

The following table summarizes the outstanding fixed price physical sales contracts on crude oil, including contracts entered into after March 31, 2006:

Month	Floor Volume *(bbls per day)*	Average Floor Price *($US/bbl)*	Ceiling Volume *(bbls per day)*	Average Ceiling Price *($US/bbl)*
Q2 2006	500	65.00	500	69.00
Q3 2006	800	65.47	500	70.80
Q4 2006	800	65.00	800	71.03
Q1 2007	900	64.22	-	-

Petroleum and Natural Gas Revenue

	Three months ended March 31,		
($thousands)	**2006**	2005	% change
Natural gas	**37,598**	31,717	19
Crude oil	**14,926**	13,795	8
Natural gas liquids	**1,775**	1,715	3
Other income	**490**	207	137
Total	**54,789**	47,434	16

Weakened commodity prices impacted Fairborne's total revenue of $54.8 million for the first quarter of 2006 compared to $68.8 million for the preceding fourth quarter of 2005. Despite reduced prices since the end of 2005, prices remained above first quarter 2005 levels resulting in higher revenues compared to the same period in the prior year.

Royalties

	Three months ended March 31,		
	2006	2005	% change
Royalties, net *($thousands)*	**12,395**	10,905	14
As a % of sales	**22.6%**	23.0%	(2)
Per BOE	**12.87**	10.43	23

Fairborne's royalty rate for the first quarter of 2006 remains consistent with the prior year at 22.6%.

Transportation

	Three months ended March 31,		
	2006	2005	% change
Transportation costs *($thousands)*	**2,075**	267	n/a
Per BOE	**2.15**	0.26	n/a

Transportation costs include clean oil trucking, trucking of natural gas liquids, certain third party fuel charges and transportation and fuel costs associated with usage of natural gas pipelines. First quarter transportation costs of $2.1 million also reflected increased third party fuel charges on the Trust's Columbia/Harlech property.

In the first quarter of 2005, Fairborne's natural gas sales contracts were all paid net of transportation, therefore the Trust did not record transportation expenses for its natural gas production. Effective June 1, 2005, Fairborne entered into a contract for transportation of its natural gas and became directly responsible for payment of transportation costs.

Operating Costs

	Three months ended March 31,		
	2006	2005	% change
Operating costs *($thousands)*	**8,335**	8,576	(3)
Per BOE	**8.65**	8.20	5

Operating costs of $8.65 per BOE were comparable to $8.59 per BOE recorded in the immediately preceding fourth quarter of 2005. Compared to the same period in 2005 ($8.20 per BOE), first quarter 2006 operating costs reflect a continued increase in industry service costs.

File #82-3483

Operating Netbacks

($ per BOE)	Three months ended March 31, 2006	2005	% change
Petroleum and natural gas sales	**56.36**	45.17	25
Other income	**0.51**	0.20	155
Royalty expense	**(12.87)**	(10.43)	23
Transportation expense	**(2.15)**	(0.26)	n/a
Operating expenses	**(8.65)**	(8.20)	5
Operating netback	**33.20**	26.48	25

General and Administrative ("G&A") Expenses

($thousands except as noted)	Three months ended March 31, 2006	2005	% change
G&A expenses, net of recoveries	**1,383**	1,232	12
Trust Unit compensation costs	**968**	400	142
Total G&A expenses	**2,351**	1,632	44
G&A expense, per BOE	**1.44**	1.18	22
Compensation costs, per BOE	**1.00**	0.38	163

Fairborne recorded $1.4 million of G&A expenses for the first quarter of 2006, representing a rate of $1.44 per BOE. G&A expenses continue to rise with increased costs associated with regulatory compliance and the attraction and retention of staff.

Pursuant to the Plan of Arrangement, effective June 1, 2005, Fairborne is reimbursed by Fairquest for a portion of G&A expenditures under the Technical Services Agreement. In the first quarter of 2006, $448,000 was credited to G&A expenses as a recovery under this agreement.

Compensation expense of $968,000 for the first quarter of 2006 included amortization of the fair value of Units anticipated to be issued pursuant to the Trust Incentive Plan implemented in June 2005. Comparatively, compensation expense for the first quarter of 2005 includes amortization for stock options of Fairborne Energy Ltd. issued prior to the Plan of Arrangement.

Interest Expense

	Three months ended March 31, 2006	2005	% change
Interest expense *($thousands)*	**1,540**	941	64
Per BOE	**1.60**	0.90	78

Interest expense of $1.5 million for the first quarter of 2006 was consistent with $1.4 million recorded for the immediately preceding fourth quarter of 2005. Compared to the prior year, interest expense has increased as a result of higher debt levels and higher interest rates.

Management's Discussion and Analysis

Depletion, Depreciation and Accretion (DD&A)

	Three months ended March 31,		
	2006	2005	% change
Depletion, depreciation and accretion *($thousands)*	**17,505**	16,789	4
Per BOE	**18.17**	16.06	13

On a BOE basis, DD&A of $18.17 per BOE in the first quarter of 2006 was 3% lower than the preceding fourth quarter of 2005 ($18.65 per BOE) and 13% higher than the first quarter of 2005. DD&A rates reflect continued upward pressure on service costs experienced throughout 2005 and 2006.

Taxes

	Three months ended March 31,		
($thousands except as noted)	**2006**	2005	% change
Future (reduction)	**(1,961)**	3,197	161
Capital	**437**	219	100
Total taxes	**(1,524)**	3,416	145
Per BOE	**(1.59)**	3.27	149

During the first quarter of 2006, Fairborne recorded a future tax recovery of approximately $2.0 million in its operating entities as a result of additional interest deductions associated with Fairborne's new trust structure.

Non-controlling interest

As a result of the Plan of Arrangement, Fairborne issued 7.0 million exchangeable shares of a subsidiary of the Trust to former shareholders of Fairborne Energy Ltd. The exchangeable shares are listed on the Toronto Stock Exchange (trading symbol: FXL) and trade separate from the Trust Units and represent a non-controlling interest to the Trust. Holders of exchangeable shares do not receive cash distributions from the Trust. The exchangeable shares are recorded as a non-controlling interest and are allocated a pro rata share of net income as required by Canadian accounting standards.

Net Income and Funds Generated from Operations

	Three months ended March 31,		
($thousands except as noted)	**2006**	2005	% change
Funds generated from operations	**28,624**	25,294	13
Per unit - basic	**$0.62**	$0.51	22
Per unit - diluted	**$0.54**	$0.48	13
Net Income	**10,859**	4,908	121
Per unit - basic	**$0.23**	$0.10	130
Per unit - diluted	**$0.23**	$0.09	156

Fairborne reported funds generated from operations of $28.6 million ($0.62 per unit) for the first quarter of 2006, up 13% from the prior year. Consistent with substantially reduced natural gas prices in the first three months of 2006, funds generated from operations decreased almost 30% from the preceding fourth quarter of 2005 ($40.8 million).

File #82-3483

Net income of $10.9 million ($0.23 per unit) for the first quarter of 2006 reflected the change in funds generated from operations as well as reduced future income taxes associated with the new Trust structure.

LIQUIDITY AND CAPITAL RESOURCES

Capital Expenditures

	Three months ended March 31,	
($thousands)	**2006**	2005
Exploration and development		
Land and lease acquisitions	**1,028**	1,206
Geological and geophysical	**1,712**	21
Drilling, completions and workovers	**16,812**	26,531
Well equipment and facilities	**9,597**	22,547
Corporate assets	**82**	120
	29,232	50,425
Conversion of exchangeable shares	**12,400**	-
Total	**41,632**	50,425

Exploration and development expenditures of $29.2 million during the first quarter of 2006 were financed through a combination of bank debt and funds generated from operations after distributions to unitholders.

Exploration expenditures included $1.0 million on land and lease acquisitions as well as $1.7 million for completion of the 150 km^2 3D seismic program on the Trust's Brazeau property which was initiated during the fourth quarter of 2005.

First quarter drilling and completion expenditures of $16.8 million included drilling a total of 25 (12.0 net) wells, resulting in 20 (11.1 net) natural gas wells, and two (1.0 net) oil wells for a success rate of 88%. Expenditures for well equipment, tie-ins and facilities totaled $9.6 million in the first quarter 2006.

The conversion of exchangeable shares during the first quarter of 2006 was recorded as a $12.4 million acquisition of petroleum and natural gas assets based on the market value of Trust Units issued on conversion and the carrying value of the non-controlling interest.

Working Capital and Bank Indebtedness

At March 31, 2006, the Trust had bank indebtedness of $153.9 million and a nominal working capital surplus of $35,000. Bank indebtedness reflected the Trust's active first quarter capital program ($29.2 million), a significant portion of which was funded by drawings on credit facilities. Fairborne expects bank indebtedness to decrease in the second quarter due to a substantially lower capital program resulting in excess funds from operations after distributions available to reduce bank debt. The Trust's credit facilities at March 31, 2006 include a $165 million extendible revolving term credit facility and a $15 million demand operating credit facility for a total available facility of $180 million.

File #82-3483(

Unitholders' Equity

The Trust is authorized to issue an unlimited number of Trust Units. During the first quarter of 2006, 704,550 exchangeable shares were converted into 756,058 Trust Units. At March 31, 2006 the exchange ratio was 1 exchangeable share to 1.07463 Trust Units.

The following table provides a summary of outstanding Trust units, exchangeable shares and units under Trust Incentive Plans at the dates indicated:

($thousands except as noted)	**April 30 2006**	**March 31 2006**	December 31 2005
Trust units	**47,189**	**47,156**	46,400
Exchangeable shares	**4,876**	**4,907**	5,612
Trust incentive plans			
Restricted units	**714**	**707**	562
Performance units (1)	**658**	**642**	323
Weighted average trust units			
Basic	**n/a**	**46,524**	47,174
Diluted	**n/a**	**52,797**	48,858

(1) The number of Trust Units that may be issued pursuant to the Performance Units is dependent on a payout multiplier which is based on the relative return on Trust Units as compared to trust units of members of a selected peer group. Depending on the payout multiplier, the number of Trust Units issuable may range between zero and two Trust Units per Performance Unit.

Distributable Cash and Distributions

Management monitors the Trust's distribution payout policy with respect to forecast net cash flow, debt levels and capital expenditures. Fairborne's current distribution policy targets the use of approximately 60% of cash available for distribution to Unitholders, excluding exchangeable shares which do not receive distributions. Depending upon various factors including commodity prices and capital budgets, it is expected that the remaining 40% of cash available for distribution will fund a portion of the Trust's annual capital expenditure program, including minor property acquisitions. During the first quarter of 2006, the Trust's monthly distributions of $0.13 per unit represented a payout ratio of 64% of cash available for distribution.

	Three months ended March 31, 2006
Funds generated from operations (1)	**28,624**
Cash withheld	**(10,413)**
Cash distributions declared	**18,211**
Cash distributions per unit per month	**$0.13**
Payout ratio	**64%**

(1) Funds generated from operations before changes in non-cash working capital and asset retirement expenditures.

COMMITMENTS

Fairborne has entered into a three year contractual agreement with a third party drilling company for the use of one of their drilling rigs. The commitment is scheduled to commence in the fourth quarter of 2006 with an annual commitment of $4.3 million.

File #82-3483(

Management's Discussion and Analysis

QUARTERLY FINANCIAL INFORMATION

The following is a summary of selected financial information for the quarterly periods indicated:

	Q1 2006	Q4 2005	Q3 2005	Q2 2005*
Financial *($thousands, except per unit amounts)*				
Petroleum and natural gas sales	**54,789**	68,751	61,656	48,807
Funds generated from operations	**28,624**	40,783	35,406	23,760
Per unit - basic	**$0.62**	$0.89	$0.78	$0.47
Per unit - diluted	**$0.54**	$0.77	$0.67	$0.47
Net Income	**10,859**	20,444	15,482	2,719
Per unit - basic	**$0.23**	$0.43	$0.34	$0.05
Per unit - diluted	**$0.23**	$0.36	$0.33	$0.05
Total assets	**522,482**	499,920	458,603	451,849
Working capital deficit (surplus)	**(35)**	(1,373)	(984)	7,758
Bank indebtedness	**153,933**	136,302	128,548	124,580
Operations				
Average production				
Natural gas *(Mcf per day)*	**46,472**	46,886	49,412	47,077
Crude oil *(bbls per day)*	**2,575**	2,770	2,684	2,558
Natural gas liquids *(bbls per day)*	**384**	438	402	422
Total *(BOE per day)*	**10,705**	11,022	11,321	10,826

	Q1 2005*	Q4 2004*	Q3 2004*	Q2 2004*
Financial *($thousands, except per unit amounts)*				
Petroleum and natural gas sales	47,434	41,976	35,391	29,787
Funds generated from operations	25,294	21,569	19,784	15,083
Per unit - basic	$0.51	$0.47	$ 0.48	$ 0.39
Per unit - diluted	$0.48	$0.46	$ 0.44	$ 0.36
Net Income	4,908	4,158	3,463	2,786
Per unit - basic	$0.10	$0.09	$ 0.08	$ 0.07
Per unit - diluted	$0.09	$0.08	$ 0.08	$ 0.07
Total assets	480,089	434,830	379,450	272,115
Working capital deficit	16,823	20,839	25,393	8,626
Bank indebtedness	106,513	77,219	69,698	76,159
Operations				
Production				
Natural gas (Mcf per day)	49,030	43,480	32,569	30,410
Crude oil (bbls per day)	3,047	2,892	3,038	2,492
Natural gas liquids (bbls per day)	398	495	348	241
Total (BOE per day)	11,617	10,633	8,814	7,801

* *Amounts shown prior to the effective date of the Plan of Arrangement are in respect of Fairborne Energy Ltd. and per unit numbers are per common share.*

File #82-3483

Management's Discussion and Analysis

BUSINESS ENVIRONMENT AND RISK

The business risks the Trust is exposed to are those inherent in the oil and gas industry as well as those governed by the individual nature of Fairborne's operations. Geological and engineering risks, the uncertainty of discovering commercial quantities of new reserves, commodity prices, interest rate and foreign exchange risks, competition and government regulations – all of these govern the business and influence the controls and management at the Trust. Fairborne manages these risks by:

- attracting and retaining a team of highly qualified and motivated professionals who have a vested interest in the success of the Trust;
- operating properties in order to identify and capitalize on opportunities;
- employing risk management instruments to minimize exposure to fluctuation in commodity prices, interest rate and foreign exchange rates;
- maintaining a strong financial position; and
- maintaining strict environmental, safety and health practices.

File #82-3483

Financial Statements

INTERIM CONSOLIDATED BALANCE SHEETS

($thousands)	**March 31, 2006** (unaudited)	December 31 2005 (audited)
Assets		
Current assets		
Cash and cash equivalents	**$ 219**	$ 217
Accounts receivable	**64,915**	67,055
Prepaid expenses and deposits	**3,081**	2,911
	68,215	70,183
Capital assets *(Note 1)*	**438,097**	413,567
Goodwill	**16,170**	16,170
	$ 522,482	$ 499,920
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	**$ 62,050**	$ 62,778
Distributions payable	**6,130**	6,032
	68,180	68,810
Bank indebtedness *(Note 2)*	**153,933**	136,302
Non-controlling interest *(Note 3)*	**25,821**	27,598
Asset retirement obligation *(Note 4)*	**11,639**	11,386
Future income taxes	**53,721**	51,465
Unitholders' Equity		
Unitholders' capital *(Note 5)*	**210,235**	199,022
Contributed surplus *(Note 5)*	**2,726**	1,758
Retained earnings (deficit)	**(3,773)**	3,579
	209,188	204,359
	$ 552,482	$ 499,920

See accompanying notes to the interim consolidated financial statements

File #82-34836

Financial Statements

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)

For the three months ended March 31, (Unaudited)

($thousands except per unit amounts)	**2006**	2005
Revenue		
Petroleum and natural gas	**$ 54,789**	$ 47,434
Royalties	**(12,395)**	(10,905)
Transportation	**(2,075)**	(267)
	40,319	36,262
Expenses		
Operating	**8,335**	8,576
General and administrative	**2,351**	1,632
Interest	**1,540**	941
Depletion, depreciation and accretion	**17,505**	16,789
	29,731	27,938
Income before taxes	**10,588**	8,324
Taxes		
Future (reduction)	**(1,961)**	3,197
Capital	**437**	219
	(1,524)	3,416
Net income before non-controlling interest	**12,112**	4,908
Non-controlling interest	**1,253**	–
Net income	**10,859**	4,908
Retained earnings, beginning of period	**3,579**	26,532
Distributions	**(18,211)**	–
Retained earnings (deficit), end of period	**$ (3,773)**	$ 31,440
Net income per unit *(Note 5)*		
Basic	**$ 0.23**	$ 0.10
Diluted	**$ 0.23**	$ 0.09

See accompanying notes to the interim consolidated financial statements.

Financial Statements

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three months ended March 31, (Unaudited)

($thousands)	2006	2005
Cash provided by (used in):		
Operating activities		
Net income	$ 10,859	$ 4,908
Items not involving cash		
Depletion, depreciation and accretion	17,505	16,789
Compensation expense	968	400
Future income tax (reduction)	(1,961)	3,197
Non-controlling interest	1,253	–
Asset retirement expenditures	(150)	(163)
	28,474	25,131
Change in non-cash working capital	1,105	4,551
	29,579	29,682
Financing activities		
Issuance of common shares, net of costs	–	16
Distributions to unitholders	(18,113)	–
Bank indebtedness	17,631	29,294
	(482)	29,310
Investing activities		
Capital expenditures	(29,232)	(50,425)
Change in non-cash working capital	137	(8,591)
	(29,095)	(59,016)
Change in cash and cash equivalents	2	(24)
Cash and cash equivalents, beginning of period	217	241
Cash and cash equivalents, end of period	$ 219	$ 217
Cash interest paid	$ 1,481	$ 899
Capital taxes paid	$ 629	$ 867

See accompanying notes to the interim consolidated financial statements

SELECTED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2006 (unaudited)

(tabular amounts are stated in thousands and thousands of dollars except per unit amounts)

The interim consolidated financial statements of Fairborne Energy Trust (the "Trust" or "Fairborne") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the year ended December 31, 2005. The disclosure which follows is incremental to the disclosure included with the annual financial statements. These interim consolidated financial statements should be read in conjunction with the financial statements and notes thereto for the year ended December 31, 2005.

FORMATION OF FAIRBORNE ENERGY TRUST

Fairborne Energy Trust is an open-end, unincorporated investment trust governed by the laws of the Province of Alberta. The Trust was established as part of a Plan of Arrangement entered into by Fairborne Energy Ltd., Fairborne Energy Trust, Fairquest Energy Limited ("Fairquest") and security holders of Fairborne Energy Ltd. (the "Plan of Arrangement") that became effective June 1, 2005.

The conversion to a Trust has been accounted for on a continuity of interest basis and accordingly, the interim consolidated financial statements for 2006 and 2005 reflect the financial position, results of operations and cash flows as if the Trust had always carried on the business formerly carried on by Fairborne Energy Ltd. Due to the conversion to a trust, certain information included in the financial statements for prior periods may not be directly comparable.

As a result of the Plan of Arrangement, Fairquest and Fairborne have joint interests in certain properties and undeveloped land. In addition, the companies have entered into farm-in agreements whereby Fairquest received an option to farm-in on 83,000 net acres of Fairborne exploratory lands. As at March 31, 2006, accounts receivable included $14.6 million due from Fairquest. In addition, Fairborne charged Fairquest $448,000 during the three months ended March 31, 2006 under the technical services agreement. This amount has been recorded as a reduction to the Trust's general and administrative costs.

1. CAPITAL ASSETS

($thousands)	**March 31, 2006**	December 31 2005
Petroleum and natural gas properties and equipment	**$ 575,615**	$ 534,449
Corporate assets	**3,723**	3,099
Other assets	**3,275**	3,275
	582,613	540,823
Accumulated depletion and depreciation	**(144,516)**	(127,256)
	$ 438,097	$ 413,567

As at March 31, 2006, costs of acquiring unproved properties in the amount of $21.3 million (December 31, 2005 - $22.5 million) were excluded from the depletion calculation. Included in the Trust's petroleum and natural gas properties and equipment is $6.4 million (December 31, 2005 - $6.5 million) relating to asset retirement obligations, net of accumulated depletion.

2. BANK INDEBTEDNESS

At March 31, 2006 the Trust had a $165 million extendible revolving term credit facility and a $15 million demand operating credit facility available from a syndicate of Canadian chartered banks, subject to the banks' semi-annual valuation of the Trust's petroleum and natural gas properties. The extendible revolving term facility is available on a revolving basis until May 31, 2006 (364 day facility) at which time it may be extended, at the lenders option. If the revolving period is not extended, the undrawn portion of the facility will be cancelled and the amount outstanding will convert to a 365 day non-revolving term facility. The amounts outstanding under the non-revolving term facility are required to be repaid at the end of the term facility being May 31, 2007. Interest payable on amounts drawn under the facilities is at the prevailing bankers' acceptance rates plus stamping fees, lenders' prime rate or LIBOR rates plus applicable margins, depending on the form of borrowing by the Trust. The margins and stamping fees vary from 0% to 1.5% depending on financial statement ratios and the form of borrowing. The credit facilities are secured by a general security agreement and a first ranking floating charge on the assets of the Trust and by a guarantee and subordination provided by Fairborne Energy Ltd. and all related partnerships and subsidiaries in respect of the Trust's obligations.

Under the terms of the credit facilities and subordination agreements related thereto, any present or future indebtedness of the subsidiaries of the Trust, including the notes owed from Fairborne Energy Ltd. to the Trust, are subordinate to the amounts owing under the credit facilities. Under the terms of the credit facilities and subordination agreements, the Trust is restricted from making distributions when: (i) a default or event of default under the credit facilities has occurred and is continuing; and (ii) outstanding loans under the credit facilities exceeds the borrowing base set by the lenders.

3. NON-CONTROLLING INTEREST

The following table sets forth a reconciliation of the non-controlling interest for the three months ended March 31, 2006:

	Number of Exchangeable Shares	Amount
Balance, beginning of period	5,612	$ 27,598
Non-controlling interest net income	–	1,253
Converted to Trust Units	(705)	(3,030)
Balance, end of period	**4,907**	**$ 25,821**

At March 31, 2006, the exchange ratio for the retraction of exchangeable shares into Trust Units was 1:1.07463.

File #82-3483(

Financial Statements

4. ASSET RETIREMENT OBLIGATIONS

The following table sets forth a reconciliation of the asset retirement obligations for the three months ended March 31, 2006:

	Amount
Balance, beginning of period	$ 11,386
Liabilities incurred	158
Liabilities settled	(150)
Accretion expense	245
Balance, end of period	**$ 11,639**

5. UNITHOLDERS' CAPITAL

a) Trust Units of Fairborne Energy Trust

The following table sets forth a reconciliation of the Trust Units issued and outstanding for the three months ended March 31, 2006:

	Number	Amount
Balance, beginning of period	46,400	$ 199,022
Issued on conversion of exchangeable shares	756	11,213
Balance, end of period	**47,156**	**$ 210,235**

During the period January 1 to March 31, 2006, 704,550 exchangeable shares were converted into 756,058 Trust Units. The market value of Trust Units issued on conversion was $11.2 million resulting in a reduction in non-controlling interest of $3.0 million, an increase in capital assets of $12.4 million and a future tax liability of $4.2 million.

b) Per unit amounts

The following table summarizes the weighted average Trust units used in calculating net income per unit:

	Three months ended March 31,	
	2006	2005
Basic	**46,524**	49,204
Restricted units	**609**	-
Performance units	**424**	-
Exchangeable shares	**5,273**	-
Stock options	**-**	2,073
Warrants	**-**	1,467
Diluted	**52,830**	52,744

c) Trust incentive plans

The following table sets forth a reconciliation of the Trust Incentive Plan activity for the three months ended March 31, 2006:

	Number of Restricted Units	Number of Performance Units	Total
Balance, beginning of period	562	323	885
Issued	112	298	410
Granted on re-investment of distributions	42	24	66
Cancelled	(9)	(3)	(12)
Balance, end of period	**707**	**642**	**1,349**
Exercisable, end of period	**–**	**–**	**–**

The weighted average fair value of restricted and performance units granted during the period was $15.29 per unit. The estimated fair value of units granted is amortized through compensation expense over the vesting period with a corresponding increase in contributed surplus.

d) Contributed surplus

The following table sets forth a reconciliation of contributed surplus for the three months ended March 31, 2006:

	Amount
Balance, beginning of period	$ 1,758
Units issued under trust incentive plan	991
Trust incentive plan grants cancelled	(23)
Balance, end of period	**$ 2,726**

6. FINANCIAL INSTRUMENTS

The Company has a price risk management program whereby the Company sells forward a portion of its future production through fixed price physical sales contracts with customers.

The following table summarizes the crude oil fixed price physical sales contracts outstanding at March 31, 2006:

Remaining Term	Volume	Price	Settlement Index
Crude Oil Collars			
Apr 1,2006 - Jun 30,2006	500 bbls/day	US$65.00 - US$69.00	WTI
Jul 1,2006 - Dec 31,2006	500 bbls/day	US$65.00 - US$70.80	WTI
Oct 1,2006 - Dec 31,2006	300 bbls/day	US$65.00 - US$71.30	WTI

File #82-3483(

Financial Statements

The following table summarizes the natural gas fixed price physical sales contracts outstanding at March 31, 2006:

Remaining Term	Volume	Price	Settlement Index
AECO Collars			
Jul 1,2006 - Sep 30,2006	2,000 GJs/day	CDN$9.00/GJ - CDN$10.07/GJ	AECO C Daily
Oct 1,2006 - Mar 31,2007	2,500 GJs/day	CDN$8.50/GJ - CDN$13.22/GJ	AECO C Daily
Nov 1,2006 - Mar 31,2007	2,500 GJs/day	CDN$9.00/GJ - CDN$13.00/GJ	AECO C Daily
Nov 1,2006 - Mar 31,2007	2,000 GJs/day	CDN$9.00/GJ - CDN$10.30/GJ	AECO C Daily
Jan 1,2007 - Mar 31,2007	2,000 GJs/day	CDN$9.00/GJ - CDN$11.65/GJ	AECO C Daily
AECO Participating Swaps			
Apr 1,2006 - Jun 30,2006	5,000 GJs/day	CDN$9.20/GJ Floor + 50% Partic.	AECO C Monthly
Apr 1,2006 - Jun 30,2006	2,000 GJs/day	CDN$9.30/GJ Floor + 50% Partic.	AECO C Monthly
Apr 1,2006 - Jun 30,2006	2,000 GJs/day	CDN$9.40/GJ Floor + 50% Partic.	AECO C Monthly
Apr 1,2006 - Jun 30,2006	2,000 GJs/day	CDN$9.55/GJ Floor + 50% Partic.	AECO C Monthly
Apr 1,2006 - Jun 30,2006	2,000 GJs/day	CDN$9.62/GJ Floor + 50% Partic.	AECO C Monthly
Apr 1,2006 - Jun 30,2006	2,000 GJs/day	CDN$9.70/GJ Floor + 50% Partic.	AECO C Monthly
Apr 1,2006 - Jun 30,2006	2,000 GJs/day	CDN$9.94/GJ Floor + 50% Partic.	AECO C Monthly
Jul 1,2006 - Sep 30,2006	2,000 GJs/day	CDN$9.41/GJ Floor + 50% Partic.	AECO C Daily
AECO Puts			
Apr 1,2006 - Oct 31,2006	4,000 GJs/day	CDN$10.52/GJ Floor	AECO C Daily
AECO Swaps			
Oct 1,2006 - Mar 31,2007	2,000 GJs/day	CDN$9.20/GJ	N/A
AECO Basis			
Apr 1,2007 - Oct 31,2007	5,000 mmbtu/day	US$Nymex less US$0.91/mmbtu	Nymex Last Day

7. COMMITMENTS

Fairborne has entered into a three year contractual agreement with a third party drilling company for the use of one of their drilling rigs. The commitment is scheduled to commence in the fourth quarter of 2006 with an annual commitment of $4.3 million.

File #82-3483

Unitholder Information

FAIRBORNE ENERGY TRUST is a conventional oil and gas income trust that was formed through the corporate reorganization of Fairborne Energy Ltd., completed on June 1, 2005. Trust units of Fairborne are traded on the Toronto Stock Exchange under the symbol FEL.UN. Exchangeable shares of Fairborne Energy Ltd. trade on the Toronto Stock Exchange under the symbol FXL.

Certain information set forth in this document, contains forward looking statements including management's assessment of future plans and operations of Fairborne Energy Trust ("Fairborne"), the inventory of drilling prospects and potential drilling locations, future or anticipated production levels, the risk/reward potential of the portfolio of plays, recoverable reserves and recoverable reserves per well, drilling plans and the costs thereof, expected payout ratio, expenditures pursuant to the capital program and the results therefrom, the debt to cash flow ratio, tax horizon and potential reserves and resource potential. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond these parties' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, delays resulting from or the inability to obtain required regulatory approvals, inability to retain and delays in retaining drilling rigs and other services, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Additional information on these and other risks that could affect Fairborne's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), or at Fairborne's website (www.fairbornetrust.com).

Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward looking statements. The actual results, performance or achievement of Fairborne could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward looking statements will transpire or occur, or if any of them do so, what benefits that Fairborne will derive therefrom. Fairborne disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws. BOE disclosure may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf to 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Fairborne Energy Trust is a growth oriented, energy trust operating exclusively in western Canada. Fairborne's units are publicly traded on the Toronto Stock Exchange under the trading symbol "FEL.UN".

FOR FURTHER INFORMATION PLEASE CONTACT:
FAIRBORNE ENERGY TRUST

Steven R. VanSickle
President and Chief Executive Officer
(403) 290-7759
(403) 290-7751 (FAX)
Email: svansickle@fairbornetrust.com
Website: www.fairbornetrust.com

Aaron G. Grandberg
Vice President Finance and Chief Financial Officer
(403) 290-3217
(403) 290-7751 (FAX)
Email: agrandberg@fairbornetrust.com
Website: www.fairbornetrust.com